UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

89bio, Inc.

(Name of Subject Company)

89bio, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(title of Class of Securities)

282559103

(CUSIP Number of Class of Securities)

Rohan Palekar

Chief Executive Officer

89bio, Inc.

655 Montgomery Street, Suite 1500

San Francisco, California 94111

(415) 432-9270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Ryan A. Murr

Branden C. Berns

Evan D’Amico

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111-3715

(415) 393-8373

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of 89bio, Inc., a Delaware corporation (the “Company” or “89bio”), by Roche Holdings, Inc., a Delaware corporation (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of September 17, 2025 (the “Merger Agreement”), by and among the Company, Parent, and Bluefin Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will (and Parent will cause Merger Sub to) commence a tender offer (the “Tender Offer”) no later than October 1, 2025, to acquire all of the outstanding shares (the “Shares”) of common stock of the Company, par value $0.001 per share (“Company Common Stock”), at an offer price of (i) $14.50 per Share in cash, and (ii) one non-tradeable contingent value right per Share (a “CVR”), which will represent the right to receive certain contingent cash payments of up to an aggregate amount of $6.00 per Share upon the achievement of specified milestones, subject to and in accordance with the terms and conditions of, a Contingent Value Rights Agreement, in each case, without interest and subject to any applicable withholding taxes. If successful, the Tender Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following document relating to the proposed Tender Offer and the Merger: Employee FAQ, first used on September 24, 2025.

Additional Information and Where to Find It

The Tender Offer described in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of 89bio, nor is it a substitute for the Tender Offer materials that Parent and Merger Sub, will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and the offer to buy shares of Company Common Stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Merger Sub intend to file with the SEC. In addition, 89bio will file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of 89bio on Schedule 14D-9 and related materials with respect to the Tender Offer and Merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by 89bio under the “Investors & Media” section of 89bio’s website at www.89bio.com.

STOCKHOLDERS AND INVESTORS ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF 89BIO ON SCHEDULE 14D-9 AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, statements regarding the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Tender Offer and the other conditions to the consummation of the subsequent Merger set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. Words such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “anticipate,” “goal,” “opportunity,” “develop,” “plan” or the negative of these terms, and similar expressions, or statements regarding intent, belief, or current expectations, are forward looking statements. While 89bio believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties (including, without limitation, those set forth in 89bio’s filings with the SEC), many of which are beyond 89bio’s control and subject to change. Actual results could be materially different. Risks and uncertainties include: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; uncertainties as to how many of 89bio’s stockholders will tender their shares in the offer; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the possibility that competing offers will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; and other risks and uncertainties identified in 89bio’s Annual Report on Form 10-K for the year ended December 31, 2024 and other subsequent disclosure documents filed with the SEC as well as the tender offer materials to be filed by Roche and Merger Sub and the Solicitation/Recommendation Statement to be filed by 89bio, in each case as amended by any subsequent filings made with the SEC. Neither Roche nor 89bio undertakes any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Employee FAQ, first used on September 24, 2025.